U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Perry,               Richard                    C.
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   (Last)               (First)                 (Middle)

                              c/o Perry Capital
                              599 Lexington Avenue
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                                    (Street)

   New York               NY                    10022
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   FTD Corporation(1)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   March 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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Class A Common Stock       03/1/99        P               50,000      A      $7.00     7,508,862(2)  I          By Perry Acquisition
                                                                                                                Partners LP and
                                                                                                                Perry Principals,
                                                                                                                LLC(3)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                   Page 1 of 3
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
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N/A
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
Explanation of Responses:

(1) There is no ticker or trading symbol for the issuer because there is no publicly traded market for the securities of the issuer.

(2)   See Attachment A.

(3) Securities beneficially owned represent shares of Class A Common Stock issued to Perry Principals, LLC, a Delaware limited liability company, and Perry Acquisition Partners LP, a Delaware limited partnership. Mr. Perry is the managing member of Perry Principals, LLC, and of Perry Investors, LLC, which is the general partner of Perry Acquisition Partners LP. Mr. Perry may be deemed to have voting and investment control over the securities of the issuer owned by Perry Principals, LLC or Perry Acquisition Partners LP under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Mr. Perry disclaims beneficial ownership of the securities held by Perry Principals, LLC and Perry Acquisition Partners LP, except to the extent of his pecuniary interest therein, if any.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Richard C. Perry                                          May 13, 1999
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** Signature of Reporting Person                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                  Attachment A

Securities beneficially owned by Mr. Perry consist of the following:

1. 7,458,862 Shares of Class A Common Stock owned by Perry Acquisition Partners LP, the general partner of which is Perry Investors, LLC, of which Mr. Perry is the managing member. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.

2. 50,000 Shares of Class A Common Stock owned by Perry Principals, LLC, of which Mr. Perry is the managing member. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.